EXHIBIT 99.1
10 June 2021

National Grid plc ('National Grid' or 'the Company')
Board Appointment

National Grid is pleased to announce the appointment of Lord Livingston Of Parkhead (Ian P. Livingston) as a Non-executive Director of the Board with effect from 1 August 2021. On appointment Ian will also join the Remuneration Committee of National Grid plc.

Ian is a highly regarded UK business leader and former FTSE 30 Chief Executive who has operated across a breadth of sectors as well as serving in the UK Government as Minister of State for Trade and Investment. An accountant by background, he became the youngest FTSE 100 Chief Finance Officer when appointed to the Dixons Group board in 1996. In 2002 he joined BT as CFO. He was subsequently promoted to run the core Retail Division responsible for BT’s Consumer and Business Customers, before becoming Group CEO in 2008. As CEO, he launched a major fibre investment programme and drove a large increase in cashflow, profits and share price. He left BT when he was asked by the Prime Minister in 2013 to join the UK Government as Minister of State for Trade & Investment, where he worked until 2015. He remains an active member of the House of Lords.

An experienced public company board director, he is currently Chair of Dixons Carphone, having previously held that role for the fund manager, Man Group. He is also a Non-executive Director of S&P Global, where he sits on the Compensation and Audit Committees. He has been a Non-executive Director of a variety of businesses including Celtic FC, Hilton Group and more recently the luxury hotels business, Belmond.

Paula Rosput Reynolds, Chair of National Grid, said: “When one considers the tremendous changes in technology and infrastructure that took place in telecommunications, Ian brings an invaluable perspective to the challenges and opportunities of the journey to Net Zero. The Board is delighted that Ian has agreed to bring his intellect, leadership experience and financial acumen to National Grid.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

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